July 10, 2006

Jill Davis, Branch Chief
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re: Quest Oil Corporation (the “Company”)
File No. 0-26619

Dear Ms. Davis:

Please allow this to respond to your letter dated July 6, 2006.

In accordance with your request we have revised Item 4.01 of the Company’s Current Report on Form 8-K filed July 3, 2006. The revisions are as follows:

1. A new Paragraph one of Item 4.01 has been added which includes information that: (i) the former accountant declined to stand for reelection; and (ii) the former accountant’s prior audit reports on the Company’s financial statements included an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

2. Paragraph two of Item 4.01 has been amended to include information that the Board resolved to hire the new accountants.

In addition, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions, please do not hesitate to contact the undersigned at your convenience.

THE BAUM LAW FIRM P.C.

_______________________________
Mark L. Baum, Esq.